EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

emeralddatainc@gmail.com

December 10, 2015

Ms. Mara L. Ransom, Assistant Director

Mr. Michael Kennedy, Staff Attorney

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Emerald Data Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed November 23, 2015 File No. 333-200629

Dear Ms. Ransom and Mr. Kennedy,

This letter shall serve as the request of Emerald Data Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Monday, December 14, 2015, 4:30PM EST, or the soonest practicable date thereafter.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Janis Kalnins

Janis Kalnins

President